# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zymeworks Inc., CIK 0001937653
CUSIP: 98985Y108
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 108 Patriot Drive, Suite A, Middletown, Delaware (DE), 19709
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(d)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,150,627; sole dispositive power 0; shared dispositive power 4,150,627; aggregate amount beneficially owned 4,150,627 (5.6% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common shares ("Common Stock") is comprised of 4,150,627 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (collectively, the "Redmile Clients"), including Redmile Biopharma Investments III, L.P. ("RBI III"). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 74,844,505 shares of Common Stock outstanding as of June 27, 2025, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on June 27, 2025 (the "Form 8-K").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,150,627; sole dispositive power 0; shared dispositive power 4,150,627; aggregate amount beneficially owned 4,150,627 (5.6% of the class)
  Comment: Jeremy C. Green's beneficial ownership of the Common Stock is comprised of 4,150,627 shares of Common Stock owned by certain Redmile Clients, including RBI III. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on 74,844,505 shares of Common Stock outstanding as of June 27, 2025, as reported by the Issuer in the Form 8-K.
- Redmile Biopharma Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,470,727; sole dispositive power 0; shared dispositive power 3,470,727; aggregate amount beneficially owned 3,470,727 (4.6% of the class)
  Comment: Percentage based on 74,844,505 shares of Common Stock outstanding as of June 27, 2025, as reported by the Issuer in the Form 8-K.

## Item 1. Issuer
Name of issuer: Zymeworks Inc.
Address of issuer's principal executive offices: 108 Patriot Drive, Suite A, Middletown, DE, 19709

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments III, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments III, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments III, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 4,150,627 (1)
Jeremy C. Green - 4,150,627 (1)
Redmile Biopharma Investments III, L.P. - 3,470,727
Percent of class:
Redmile Group, LLC - 5.6% (2)
Jeremy C. Green - 5.6% (2)
Redmile Biopharma Investments III, L.P. - 4.6% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 4,150,627 (1)
Jeremy C. Green - 4,150,627 (1)
Redmile Biopharma Investments III, L.P. - 3,470,727
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 4,150,627 (1)
Jeremy C. Green - 4,150,627 (1)
Redmile Biopharma Investments III, L.P. - 3,470,727

(1) The shares of the Issuer's Common Stock reported herein are held by certain Redmile Clients, including RBI III, for which Redmile Group, LLC is the investment manager/adviser and, in such capacity, exercises voting and investment power over all of the shares of Common Stock held by the Redmile Clients and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percentage based on 74,844,505 shares of Common Stock outstanding as of June 27, 2025, as reported by the Issuer in the Form 8-K.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/14/2025)
- Redmile Biopharma Investments III, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments III (GP), LLC, general partner of Redmile Biopharma Investments III, L.P. (08/14/2025)